UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GDEV Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Ordinary Shares, No Par Value Per Ordinary Share

(Title of Class of Securities)

G6529J100

(CUSIP Number of Class of Securities)

Andrey Fadeev, Chief Executive Officer

GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

Telephone: +35722580040

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
J. David Stewart

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Telephone: +44 (0)20 7710 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2023 (together with any amendments and supplements thereto, the “Schedule TO”) by GDEV Inc., a British Virgin Islands business company (the “Company,” “we,” “us” or “our”), to purchase for cash a minimum of 15,000,000 GDEV ordinary shares, no par value per ordinary share (each, a “share”), up to a maximum of 20,000,000 shares, at a purchase price of $2.00 per share, net to the seller, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 19, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items that are amended are reported in this Amendment No. 1. Except as specifically provided herein, the information set forth in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase

The Offer to Purchase and the corresponding Items 1, 4, 5, 6, 8 and 11 of Schedule TO into which such information is incorporated by reference are hereby amended as follows:

1.	On page i of the Offer to Purchase, in the section “Important Information,” the final paragraph (beginning: “NO PERSONS OR ENTITIES SUBJECT TO SANTIONS…”) is hereby amended and restated as follows:

“IF YOU OR THE BENEFICIAL OWNER OF YOUR SHARES IS THE SUBJECT OF SANCTIONS IN ANY JURISDICTION, PARTICIPATING IN THE OFFER COULD CONSITTUTE A VIOLATION OF LAW.”

2.	On (i) page 2 of the Offer to Purchase, in the section “Summary Term Sheet,” under the caption “Q. What is the purpose of the Offer,” and (ii) page 13 of the Offer to Purchase, in Section 2, under the caption “Purpose of the Offer,” in each case, the following text is hereby added to the end of, and immediately following, the second paragraph:

“In particular, the Offer is, in part, being made to enable Boris Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, to liquidate a substantial number of his shares.

The following sets forth certain additional background and reasons for the Offer:

On March 16, 2023, the Company’s securities resumed trading on Nasdaq following a suspension in trading that had been in effect since February 28, 2022 in connection with a general imposition of a trading suspension in the securities of companies with operations in Russia by Nasdaq and the New York Stock Exchange. Since the resumption of trading of the Company’s shares on Nasdaq, the Company’s management has been regularly approached by a number of shareholders (including Boris Gertsovskiy, one of the Company’s co-founders and an affiliated shareholder of the Company, and Aleksandr Ivanov, a former employee of the Company) who raised concerns regarding their ability to sell their shares on the public market as a consequence of the relatively low trading volume in the Company’s shares and small public float. In light of the concerns raised, the Company’s management, with the advice and assistance of external advisors, considered various options available to it in order to accommodate its shareholders by providing trading liquidity in its shares. Taking into consideration management’s belief that the Company’s shares have been undervalued by the market since the resumption of trading, the Company determined that a self-tender for its shares at a discount to the market value of the shares would present the best available option for the Company to both (a) provide trading liquidity to its shareholders who are unable to sell their shares on the public market and, simultaneously, (b) to signal to the wider investing community the Company’s confidence in its strategy and expectations for the future.

In September 2023, the Company engaged in confidential discussions with certain of its shareholders, including Boris Gertsovskiy, regarding the Company’s considerations for launching a self-tender for its shares and gauging those shareholders’ potential interest in participating in such a self-tender offer. In the context of those discussions, Mr. Gertsovskiy positively indicated his intention to participate, and that he would tender a substantial number of shares in such a self-tender offer. On the basis of those discussions, including, in particular, Mr. Gertsovskiy’s indication that he would tender a substantial number of shares, in mid-November 2023, the Company took a decision to begin preparations for the Offer, including mandating outside counsel to assist with structuring considerations and preparation of the necessary tender offer documentation.

In compliance with Item 1004(b) of Regulation M-A, in early December 2023, the Company inquired with its directors, officers and affiliated shareholders, in addition to certain other shareholders, regarding their respective intention to participate in the Offer. As disclosed in Section 10 of the Offer to Purchase, Boris Gertsovskiy indicated to the Company his intention to tender approximately 10 million of his shares. Furthermore, Aleksandr Ivanov indicated to the Company that he may tender up to 100% of his shares. However, none of such individuals has entered into any agreement with the Company to tender shares or made any final decision to tender shares as of the date of the Offer to Purchase. No directors, officers, other affiliated shareholders or any other shareholders to whom the inquiry was sent informed the Company of any intent to participate in the Offer.

In mid-December 2023, taking into account the aforementioned responses to the Company’s inquiry, the expressed intent of participation by Mr. Gertsovkiy as well as, in the Company’s view, the continued underperformance in the Company’s share price, the Company’s management considered and discussed the Offer’s terms and conditions, including the fairness and reasonableness of the Offer, in the interest of all of the Company’s shareholders, and recommended the Offer to the Company’s Board of Directors for approval. Neither Mr. Gertsovskiy nor Mr. Ivanov, nor any other shareholders outside of the Company’s senior management, were invited to participate in negotiating, structuring or discussing the terms of the Offer. On December 15, 2023, the Company’s Board of Directors approved the Offer.”

3.	On page 3 of the Offer to Purchase, in the section “Summary Term Sheet,” under the caption “Q. What are the significant conditions to the Offer,” the penultimate paragraph (beginning: “In addition, we will not purchase any shares…”) is hereby deleted.

4.	On (i) page 5 of the Offer to Purchase, in the section “Summary Term Sheet,” under the caption “Q. Do the directors, executive officers or affiliated shareholders of the Company intend to tender their shares in the Offer,” (ii) page 7 of the Offer to Purchase, in the section “Certain Significant Considerations,” in the second paragraph under the caption “Our affiliates may participate in the Offer,” (iii) page 10 of the Offer to Purchase, in the seventh paragraph, (iv) page 14 of the Offer to Purchase, in the final paragraph under the caption “Certain Effects of the Offer,” (v) page 27 of the Offer to Purchase, in the second paragraph following the “Beneficial Owners” table in Section 10, in each case, the following text is hereby added immediately after the sentence “If Mr. Gertsovskiy tenders 10 million shares as he has indicated, our ownership structure following completion of the Offer will be different from our ownership structure prior to the Offer”:

“In particular, Mr. Gertsovskiy’s shareholding in the Company would decrease from approximately 20.2% of the Company’s issued and outstanding shares as of December 18, 2023 to: (i) if the Offer is subscribed to at the minimum shares required to satisfy the Minimum Tender Condition, approximately 16.3%, or (ii) if the Offer is subscribed to at the maximum shares we are accepting in the Offer, approximately 16.8%, in each case immediately following completion of the Offer, with the equity interest of those shareholders not participating in the Offer (and not otherwise disposing of their shares) proportionately increasing depending upon the total number of shares subscribed to in the Offer. Despite the resulting decrease in his percentage shareholding in the Company, Mr. Gertsovskiy would continue to retain his right (jointly with Andrey Fadeev) to appoint two directors to the Company’s board of directors pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, as the decrease would not represent more than 50% of the aggregate shareholdings of Andrey Fadeev and Boris Gertsovskiy. See “Past Transaction and Agreements—Director Appointment Rights” of Section 10.”

5.	On page 13 of the Offer to Purchase, in the final paragraph of Section 1, the last sentence (beginning: “Shareholders of the Company or any other entity subject to Sanctions…”) is hereby amended and restated as follows:

“If you or the beneficial owner of your shares is the subject of sanctions in any jurisdiction, participating in the Offer could constitute a violation of law.”

6.	On page 18 of the Offer to Purchase, in Section 3, the text following the caption “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” is hereby amended and restated in its entirety as follows:

“The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of shares, and its determination will be final and binding on all parties, subject to any Offer participant’s disputing such determination in a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for purchase of or payment for which the Company determines may be unlawful, subject to compliance with Rule 13e-4(f)(8)(i) under the Exchange Act. The Company also reserves the right to waive any defect or irregularity in any tender with respect to any particular share or any particular shareholder, and the Company’s interpretation of the terms of the Offer will be final and binding on all parties, subject to any Offer participant’s disputing such determination in a court of competent jurisdiction. No tender of shares will be deemed to have been properly made until the shareholder cures, or the Company waives, all defects or irregularities. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.”

7.	On page 19 of the Offer to Purchase, in Section 3, under the caption “Tendering Holder’s Representation and Warranty; The Company’s Acceptance Constitutes an Agreement,” the penultimate paragraph (beginning: “In addition, a tender of shares made pursuant to any method of delivery”) is hereby deleted.

8.	On page 19 of the Offer to Purchase, in the first paragraph of Section 4, the date referenced (“January 18, 2024”) is hereby amended and restated as follows:

“February 15, 2024.”

9.	On page 20 of the Offer to Purchase, in Section 6, the text of the first bullet point is hereby amended and restated as follows:

“the Minimum Tender Condition shall not have been satisfied;”

10.	On page 21 of the Offer to Purchase, in Section 6, the text of the second bullet point (i.e., the first bullet point appearing on page 21) is hereby amended and restated as follows:

“any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;”

11.	On page 21 of the Offer to Purchase, in Section 6, in the ninth bullet point (i.e., the eighth bullet point appearing on page 21), the parenthetical clause “(including any applicable law, statute, rule, regulation, decree or order imposing any new Sanctions or extending any existing Sanctions)” is hereby deleted.

12.	On pages 22 to 23 of the Offer to Purchase, the penultimate and final paragraphs of Section 6 are hereby amended and restated in their entirety as follows:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, in our reasonable discretion prior to the Expiration Time. As of the date of this Offer to Purchase, we are not aware that any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion, as well as that any of the conditions in this Section 6 exist or are reasonably likely to exist on or before the Expiration Time of the Offer. To the extent that we become aware that any of the conditions set forth above exist or are incapable of being satisfied, the Company will promptly advise the shareholders of such condition in the form of an amendment to the tender offer and promptly advise whether the Company elects to waive such condition and, if necessary, extend the Expiration Time of the Offer.

Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.”

13.	On page 27 of the Offer to Purchase, in Section 10, under the “Beneficial Owners” table, the following sentence is hereby added to the end of footnote (8):

“On December 12, 2023, Mr. Tavrin was named to the U.S. Department of Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List pursuant to Executive Order 14024.”

Schedule TO

The Schedule TO is hereby amended by removing the check in the box on the cover page of the initial filing of the Schedule TO indicating reliance on “Rule 13e-4(i) (Cross-Border Issuer Tender Offer).”

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)	Offer to Purchase, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(A)	December 19, 2023
(a)(1)(B)	Letter of Transmittal.	SC TO-I	005-93469	(a)(1)(B)	December 19, 2023
(a)(1)(C)	Notice of Guaranteed Delivery.	SC TO-I	005-93469	(a)(1)(C)	December 19, 2023
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(D)	December 19, 2023
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 19, 2023.	SC TO-I	005-93469	(a)(1)(E)	December 19, 2023
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release, dated December 19, 2023.	SC TO-I	005-93469	(a)(5)	December 19, 2023
(b)	Not Applicable.
(d)(1)	Business Combination Agreement, dated as of January 31, 2021, as it may be amended, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4	333-257103	2.1	June 15, 2021
(d)(2)	Amendment No. 1 to Business Combination Agreement, dated as of July 17, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	F-4/A	333-257103	2.2	July 28, 2021
(d)(3)	Amendment No. 2 to Business Combination Agreement, dated as of August 11, 2021, by and among Kismet, the Sponsor, solely in its capacity as Kismet’s representative, the Issuer, Nexters Global, Fantina Holdings Limited, solely in its capacity as the representative of the Shareholders of Nexters Global and the shareholders of Nexters Global party thereto.	20-F	001-40758	4.3	August 27, 2021

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
(d)(4)	Specimen GDEV warrant.	F-4	333-257103	4.2	June 15, 2021
(d)(5)	Warrant Agreement, dated as of August 5, 2020, between Kismet and the Continental Stock Transfer & Trust Company.	F-4	333-257103	4.3	June 15, 2021
(d)(6)	Assignment, Assumption and Amendment Agreement for Kismet's outstanding warrants.	20-F	001-40758	2.4	August 27, 2021
(d)(7)	A&R Forward Purchase Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp, Kismet Sponsor Limited, and the Issuer.	F-4	333-257103	10.1	June 15, 2021
(d)(8)	Form of Subscription Agreement.	F-4/A	333-257103	10.7	July 28, 2021
(d)(9)	2021 Employee Stock Option Plan.	6-K	001-40758	99.1	November 19, 2021
(d)(10)	Amendment to 2021 Employee Stock Option Plan.	S-8/A	333-261757	99.3	December 1, 2023
(d)(11)	Amended and Restated Memorandum and Articles of Association of the Company.	20-F	001-40758	1.1	August 27, 2021
(d)(12)	Form of Director and Officer Indemnification Agreement.	20-F	001-40758	4.9	August 27, 2021
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2024

GDEV Inc.

By:	/s/ Andrey Fadeev
Name:	Andrey Fadeev
Title:	Chief Executive Officer